                Filing under Rule 425
                ---------------------

                Filer: Burlington Northern Santa Fe Corporation
                Companies that are the subject to the filing:
                        Canadian National Railway Company
                        North American Railways, Inc.
                Registration Statement No. 333-94397

[BNSF LOGO]                                                             NEWS


Contact:  Richard Russack                               FOR IMMEDIATE RELEASE
          (817) 352-6425


                Several Economists Testify at STB Hearing Citing
               Rail Industry as `Success Story' For Deregulation


WASHINGTON, D.C., March 9, 2000 - In testimony prepared for presentation this afternoon before the Surface Transportation Board (STB), several of the nation's leading economists will tell the Board that the revitalization of the U.S. rail industry is one of the nation's public policy success stories.

     In different ways, they urge the STB not to impose any rulings that would dampen the incentive for railroads to maintain and upgrade their infrastructure and for investors to finance such activity. The economists are participating in the third day of a four-day hearing, STB Ex Parte No. 582, to discuss recent major railroad consolidations and the present and future structure of the North American railroad industry.

     The economists are: Professor Kenneth J. Arrow, Joan Kenney Professor of Economics Emeritus at Stanford University, and 1972 winner of the Nobel Memorial Prize in Economic Science; Robert W. Hahn, Director of the AEI-Brookings Joint Center for Regulatory Studies, a Research Associate at Harvard University and a Resident Scholar at the American Enterprise Institute; Robert S. Hamada, Edward Eagle Brown Distinguished Service Professor of Finance and Dean of the Graduate School of Business at the University of Chicago; and Joseph P. Kalt, Ford Foundation Professor of International Political Economy at the John F. Kennedy School of Government at Harvard University, and Chair of the Economic and Quantitative Methods Program; and Amy Bertin Candell, a senior economist at Lexicon, Inc., an economic consulting firm in Cambridge, Massachusetts.




                                     -more-

Several Economists Testify At STB Hearing / Page Two


     Among the major points made by these economists in their testimony are:

Professor Arrow - "Delays in the completion of efficient mergers resulting from preplanning would result in harm to consumers. Thus, the preplanning process offers considerable costs, but little if any additional value beyond that achieved through standard regulatory review of proposed mergers." In addition, Prof. Arrow said, "...It is hard to see why the difficulties of some railroads in implementing the improved connections that should have come with consolidation should be used to prevent others from achieving these gains. To allow this argument would have perverse incentives; service failure would be rewarded by shelter from competition...the assumption that the proposed merger (BNSF/CN combination) would have effects which might call for `strategic response' by other railroads amounts to saying that competition will increase, which most of us would interpret as a benefit of the proposed merger. I therefore conclude that little if any additional value in evaluating mergers and acquisitions will be derived from an extensive preplanning procedure, while the costs of such procedures will be high." (Emphasis added)

Dr. Hahn - "The lessons of the past decades, however, show that the Board's existing policy is the correct one, one that is validated by experience in the rail industry and other sectors of the economy. In contrast, the alternative policies simply would not work, or at best, would lead to significant reductions in economic benefits as the gains of desirable industry restructuring are deferred or lost entirely." Dr. Hahn also said, "In a free-market system, entrepreneurs compete by putting their money at risk. They are...in a better position than the government to try to identify ways of making industry more efficient and effective, including how best to restructure... Regulators should not postpone today's beneficial outcomes because some competitors are having problems of their own...Regulators should not assume a central planning role...Government can play an important role in helping to assure that ongoing changes in industry structure continue to benefit consumers." (Emphasis added)

Dean Hamada - "If the STB were to issue ...moratoriums on consolidation...there is significant risk that railroads and railroad investors would interpret the rulings as a sign that the STB was becoming more interventionist...the actions would be interpreted as a sign that the STB was moving in a `re-regulatory' direction, away from the reforms that culminated with the Staggers Act of 1980...Increased regulatory uncertainty would dampen railroads incentives to make the investments needed to maintain and upgrade the railroad infrastructure. This is a cost that the STB needs to take into account when making its decisions in Ex Parte No. 582." (Emphasis added)



                                     -more-

Several Economists Testify at STB Hearing / Page Three


Professor Kalt and Dr. Candell -- "Nearly all measures available demonstrate that the improvements in the rail industry have benefited shippers, railroads, and the economy. As a result, this efficient rail system has become a key component in supporting the flow of goods and materials in an internationally competitive economy...when consolidations have been largely end-to-end in nature and have been properly implemented, they have continued to build more integrated and efficient networks. Vague claims made about reductions in the overall number of Class I railroads are misleading. No single shipper ever had access to the dozens and dozens of railroads that existed before 1980. As railroads have consolidated, the STB and the ICC have been vigilant in protecting rail options of shippers. In the context of merger policy, there is now strong precedent that preserves options for a shipper who had access to two rail options prior to the proposed merger. Indeed, no merging parties seem to ever come before the Board anymore without pre-conditioning their transaction by preserving access to at least two rail options. This bespeaks clear and forceful policy aimed at protecting competition and the public interest." They further stated, "It does not make sense to block or delay efficient mergers that provide benefits to consumers today or to enact policy that tries to generically determine the future structure of the U.S. rail industry...When careful review determines that a transaction is efficient and does not harm competition, it should be allowed to take place expeditiously so that both consumers and railroads can take advantage of productivity improvements and innovations that flow from these consolidations." (Emphasis added)

     Burlington Northern Santa Fe Corporation and Canadian National Railway Company announced their proposed combination through a new company, North American Railways, Inc., on Dec. 20, 1999. The combination will create a rail system stretching 50,000 miles, linking eight Canadian provinces and 33 states in the western and central United States, and employing 67,000 people. The combined system will offer North American rail shippers greatly expanded single-line service options and gateway choices; a coordinated marketing plan; reduced transit times; enhanced reliability; unified customer service information, including easier tracking, tracing and ordering; simplified billing; greater capacity; and improved asset utilization.

                              #    #    #


Through its subsidiary, The Burlington Northern and Santa Fe Railway Company, BNSF, headquartered in Fort Worth, Texas, operates one of the largest rail networks in North America with 33,500 route miles of track covering 28 states and two Canadian provinces. CN and North American Railways, Inc. have filed a registration statement on Form F-4/S-4 with the United States Securities and Exchange Commission (SEC) in connection with the securities to be issued in the combination. The registration statement has not been declared effective. This filing also includes the preliminary proxy statement for the shareholders' meetings to be held for approval of the combination. Investors should read this document and other documents filed with the SEC by CN, BNSF and North American Railways, Inc. about the combination because they contain important information. These documents may be obtained for free at the SEC's Web site, www.sec.gov.
                                                                -----------
Other filings made by CN on Forms 40-F and 6-K may be obtained for free from the CN Corporate Secretary's office at (514) 399-6569. Other filings made by BNSF on Forms 10-K, 10-Q and 8-K may be obtained for free from the BNSF Corporate Secretary's office at (817) 352-6856. For information concerning participants in CN's solicitation of proxies for approval of the combination, see "Certain Information Concerning Participants" filed by CN under Rule 14a-12. For information concerning participants in BNSF's solicitation of proxies for approval of the combination, see "Certain Information Concerning Participants" filed by BNSF on Schedule 14A under Rule 14a-12.